Exhibit 21

Coca-Cola Enterprises Inc.

Significant Subsidiaries

as of December 31, 2008

Name	Jurisdiction	Owner of shares

Coca-Cola Enterprises Inc.	Delaware	N/a

BCI Coca-Cola Bottling Company of Los Angeles	Delaware	CCE

CANADIAN AND EUROPEAN COMPANIES

Coca-Cola Bottling Company (“CCBC”)	Nova Scotia	Enterprises KOC Acquisition Company

Coca-Cola Entreprise SAS (“Entreprise”)	France	Bottling Holding France

Bottling Great Britain Ltd	Great Britain	SL

Coca-Cola Enterprises Ltd. (“CCEL”)	Great Britain	Amalgamated Beverages Great Britain Ltd.

Bottling Holdings (Luxembourg) SARL (“BHL”)	Luxembourg	CCE Commandite

Bottling Holdings Investment (Luxembourg)	Luxembourg	Bottling Holdings (International) Inc.

CCE Holdings (Luxembourg) Commandite SCS (“CCE Commandite”)	Luxembourg	BHL

Soutirages Luxembourgeois (“SL”)	Luxembourg	BHL